SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PINNACLE FOODS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72348P104

(CUSIP Number)

The Hillshire Brands Company

400 South Jefferson Street

Chicago, IL 60607

Attn: General Counsel

(312) 614-7962

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

Attn: Rodd M. Schreiber, Esq.

(312) 407-0700

May 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), §240.13d-l(f) or §240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291005106

1.	Name of Reporting Person The Hillshire Brands Company I.R.S. Identification Nos. of above persons (entities only) 36-2089049
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 59,974,145 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 59,974,145 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,974,145 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of 51.1% of outstanding Shares (as defined herein) is being reported hereunder solely because the Reporting Person (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of the 51.1% beneficial ownership is based on (i) 59,974,145 Shares beneficially owned by the Stockholders (as defined herein) that are party to the Voting Agreement as of May 12, 2014, and (ii) 117,295,886 Shares reported outstanding as of May 8, 2014 (as set forth in the Merger Agreement referred to in this Schedule 13D).

Introductory Note

This Schedule 13D (this “Statement”) is being filed as an original filing with the Securities and Exchange Commission (the “SEC”) by The Hillshire Brands Company, a Maryland corporation (“Parent”), in connection with that certain Voting Agreement, dated as of May 12, 2014 (the “Voting Agreement”), by and among Parent and certain stockholders (each a “Stockholder” and collectively, the “Stockholders”) of Pinnacle Foods Inc., a Delaware corporation (the “Company”). The Voting Agreement was entered into in connection with the execution of an Agreement and Plan of Merger, dated as of May 12, 2014 (the “Merger Agreement”), by and among Parent, Helix Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub Corporation”), Helix Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub LLC”), and the Company. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Subject to delivery of a legal opinion from counsel to the Company regarding certain aspects of the tax treatment of the transactions, immediately after the Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving as a wholly owned subsidiary of Parent.

Item 1. Security and Issuer

This Statement relates to shares of common stock, par value $0.01 per share, of the Company (the “Shares”). The name of the issuer is Pinnacle Foods Inc. The principal executive offices of the Company are located at 399 Jefferson Road, Parsippany, New Jersey 07054.

Item 2. Identity and Background

(a) – (c), (f) This Statement is being filed by Parent, which is sometimes referred to as the “Reporting Person.”

The Reporting Person is a corporation incorporated under the laws of Maryland. The Reporting Person is a publicly traded company listed on the New York Stock Exchange and a manufacturer and marketer of high-quality brand name food products. The address of the principal executive offices of the Reporting Person is 400 South Jefferson Street, Chicago, Illinois 60607.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person, in each case as of the date hereof, are set forth on Schedule A hereto and are incorporated herein by reference.

(d) and (e) During the last five years, the Reporting Person has not, and to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

As more fully described in Item 4 hereof, in connection with the execution of the Merger Agreement, the Stockholders entered into the Voting Agreement with Parent pursuant to which each Stockholder agreed to vote all of their Shares (subject to certain exceptions) in favor of the approval and adoption of the Merger, the Merger Agreement and any other actions related thereto or in furtherance of the consummation of the Merger and the related transactions. The Shares to which this Statement relate have not been purchased by Parent, and thus no funds have been used for such purpose. Other than the consideration to be paid by Parent pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, the Reporting Person has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of the Transaction

(a) – (j)

As set forth in the Introductory Note, on May 12, 2014, Parent, Merger Sub Corporation, Merger Sub LLC and the Company entered into the Merger Agreement. The Merger Agreement provides for the merger of Merger Sub Corporation with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent. Subject to delivery of a legal opinion from counsel to the Company regarding certain aspects of the tax treatment of the transactions, immediately after the Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving as a wholly owned subsidiary of Parent. The closing of the Merger is subject to satisfaction or waiver of certain conditions, including, among others: (i) adoption by the Company’s stockholders of the Merger Agreement, (ii) approval by Parent’s stockholders of the issuance of Parent common stock, par value $0.01 per share, in connection with the Merger, (iii) the effectiveness of the registration statement on Form S-4 to be filed for purposes of registering the shares of Parent common stock issuable in connection with the Merger and (iv) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the receipt of certain governmental approvals.

Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, equity awards of the Company under the Company’s stock plans will either be converted into merger consideration, cancelled or converted into equity awards of Parent, in each case as described in the Merger Agreement.

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, upon consummation of the Merger, the directors and officers of the Company will be replaced by the directors and officers of Merger Sub Corporation.

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, the articles of incorporation of the Surviving Corporation shall be amended to read as set forth in Exhibit A to the Merger Agreement, and the by-laws of the Surviving Corporation shall be amended so as to read in their entirety as the by-laws of Merger Sub Corporation as in effect immediately prior to the effective time of the Merger, except the references to Merger Sub Corporation’s name shall be replaced by references to “Pinnacle Foods Inc.”, in each case, until further amended in accordance with the provisions thereof and applicable law.

The Merger Agreement contains customary representations, warranties and covenants, including covenants obligating Parent and the Company to continue to conduct their respective businesses in the ordinary course and to cooperate on seeking regulatory approvals. The Merger Agreement contains a customary “no solicitation” provision pursuant to which, from the date of the Merger Agreement until the effective time of the Merger, neither Parent nor the Company is permitted to solicit, initiate or knowingly encourage, or take certain other action designed to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined in the Merger Agreement) unless it has received an unsolicited Superior Proposal (as defined in the Merger Agreement) or Takeover Proposal that the recipient’s board of directors determines in good faith is reasonably expected to lead to a Superior Proposal. The Merger Agreement also contains a covenant that, from the date of the Merger Agreement until the effective time of the Merger, Parent and the Company shall coordinate with each other regarding the timing of declaration and payment of cash dividends in respect of the shares of Parent common stock and Shares and the record date and payment dates relating thereto.

Upon consummation of the Merger, the Company’s common stock will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

In connection with the execution of the Merger Agreement, the Stockholders entered into the Voting Agreement with Parent. Pursuant to the Voting Agreement, the Stockholders each have agreed to vote all of their Shares (as indicated on Schedule I to the Voting Agreement, together with any Shares or other voting capital stock of the Company and any securities convertible into or exercisable or exchange for Shares or other voting capital stock of the Company that such Stockholder has beneficial ownership of on or after the date of the Voting Agreement, but subject to reduction as described below) (i) in favor of the approval and adoption of the Merger, the Merger Agreement and any other action in furtherance of the consummation of the Merger and the related transactions, (ii) in favor of any proposal to adjourn a meeting of the stockholders of the Company to solicit additional proxies in favor of the approval and adoption of the Merger, the Merger Agreement and the transactions contemplated thereby, (iii) against any Takeover Proposal and (iv) against any other action, agreement, or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by the Company of its obligations under the Merger Agreement or by any Stockholder of its obligations under the Voting Agreement. In addition, the Stockholders have agreed to certain transfer restrictions on their Shares, and not to solicit competing Takeover Proposals or enter into discussions or negotiations with respect thereto, subject to certain exceptions as provided therein. However, if the Company’s board of directors changes its recommendation with respect to the Merger in connection with a Superior Proposal (as defined in the Merger Agreement), the Stockholders are required to vote only a number of Shares equal to 33 1/3% of the outstanding voting power of the Company in favor of the adoption of the Merger Agreement and may vote their remaining Shares in any manner at their sole discretion. Under the Voting Agreement, the Stockholders granted an irrevocable proxy in favor of designated officers of Parent to vote such Stockholder’s Shares as set forth above. As of May 12, 2014, the Stockholders beneficially owned in the aggregate 59,974,145 Shares, which represents approximately 51.1% of the total outstanding Shares (based on 117,295,886 Shares reported outstanding as of May 8, 2014 (as set forth in the Merger Agreement)).

The Voting Agreement will terminate on the earliest to occur of (i) mutual written consent of Parent and the Stockholders, (ii) termination of the Merger Agreement, (iii) the effective time of the Merger and (iv) the making of any change, by written amendment or written modification, in accordance with the Merger Agreement, to any provision of the Merger Agreement that reduces or changes the form of consideration payable pursuant to the Merger Agreement, in each case with respect to this clause (iv) without the prior written consent of the Stockholders.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and Voting Agreement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b) Prior to May 12, 2014, the Reporting Person was not a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any Shares or any other securities exchangeable or convertible into Shares. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreement, the Reporting Person may be deemed to beneficially own 59,974,145 Shares (with shared voting power and shared dispositive power) representing approximately 51.1% of the total outstanding Shares, based on 117,295,886 Shares reported outstanding as of May 8, 2014 (as set forth in the Merger Agreement). The Reporting Person disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of such Shares.

To the Reporting Person’s knowledge, no Shares are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, the Reporting Person (i) is not entitled to any rights as a stockholder of the Company with respect to any Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any Shares other than the power provided pursuant to the Voting Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any securities of the Company (including, without limitation, the Shares owned by the Stockholders) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

(c) Except as described in this Schedule 13D, there have been no transactions in Shares by the Reporting Person, or, to the knowledge of the Reporting Person, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) To the knowledge of the Reporting Person, no persons other than the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Voting Agreement.

(e) Not applicable.

As stated above, the above descriptions of the Merger Agreement and Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as otherwise described in this Statement, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on

Schedule A hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of May 12, 2014, by and among The Hillshire Brands Company, Pinnacle Foods Inc., Helix Merger Sub Corporation and Helix Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on May 12, 2014).

Exhibit 2	Voting Agreement, dated as of May 12, 2014, by and among The Hillshire Brands Company, Blackstone Capital Partners V L.P., Blackstone Capital Partners V-AC L.P., Blackstone Family Investment Partnership V L.P., Blackstone Family Investment Partnership V-SMD L.P., Blackstone Participation Partnership V L.P. and BCPV Pinnacle Holdings LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parent on May 12, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2014

The Hillshire Brands Company

By:	/s/ Kent B. Magill
	Name:	Kent B. Magill
	Title:	Executive Vice President, General Counsel and Corporate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth the name and present principal occupation or employment of each of the directors and executive officers of the Reporting Person. To the Reporting Person’s knowledge, all directors and officers listed below are citizens of the United States, except for Sir Ian Prosser, who is a citizen of the United Kingdom. The business address of all directors and officers listed below is c/o The Hillshire Brands Company, 400 South Jefferson Street, Chicago, Illinois 60607.

Name	Present Principal Occupation or Employment

Todd A. Becker, Director	President and Chief Executive Officer of Green Plains Renewable Energy, Inc.
Christopher B. Begley, Director	Retired Executive Chairman of the Board of Directors of Hospira, Inc.
Ellen L. Brothers, Director	Former Executive Vice President of Mattel, Inc. and President of American Girl
Andrew P. Callahan, Executive Officer	Executive Vice President and President, Retail of the Reporting Person
Sean M. Connolly, Director and Executive Officer	President and Chief Executive Officer of the Reporting Person
Donald C. Davis, Executive Officer	Senior Vice President and President, Foodservice of the Reporting Person
Sally Grimes, Executive Officer	Senior Vice President and Chief Innovation Officer of the Reporting Person
Thomas P. Hayes, Executive Officer	Executive Vice President and Chief Supply Chain Officer of the Reporting Person
Maria Henry, Executive Officer	Executive Vice President, Chief Financial Officer of the Reporting Person
Laurette T. Koellner, Director	Retired President, Boeing International
Kent B. Magill, Executive Officer	Executive Vice President, General Counsel and Corporate Secretary of the Reporting Person
Mary Oleksiuk, Executive Officer	Senior Vice President, Chief Human Resources Officer of the Reporting Person
Craig P. Omtvedt, Director	Retired Senior Vice President and Chief Financial Officer of Fortune Brands, Inc.
Sir Ian Prosser, Director	Retired Chairman, InterContinental Hotels Group plc
Jonathan P. Ward, Director	Operating Partner, Kohlberg & Co.
James D. White, Director	Chairman of the Board of the Reporting Person, and President and Chief Executive Officer of Jamba, Inc.